October 16, 2014

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2013 Filed April 15, 2014 File No. 1-14491
Dear Mr. Spirgel:

By letter dated August 29, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2013 (the “2013 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on April 15, 2014.

Our responses to the Staff’s comments on the 2013 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

General

1.
We note references to Cuba on your website. We note also that Section 8(q) to the TIM Celular promissory note filed as Exhibit 4.1 to your Form 20-F refers to TIM Celular’s existing international roaming agreements entered into with companies located in Sudan and Cuba. Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include in the Form 20-F disclosure about contacts with Sudan and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Cuba, including through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note recent news articles reporting that Telecom Italia and Telefonica provide services in Sudan, Cuba and/or Syria. Syria is also designated as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please also provide the information requested above for Syria. You should describe any products, equipment, components, technology or services you have provided to Sudan, Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Activities relating to Cuba, Sudan and Syria (collectively the “Designated Countries”)

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are roaming agreements with the following local mobile phone operators:

•	Empresa de Telecomunicaciones de Cuba S.A., in Cuba;

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•	MTN Syria JSC (formerly Spacetel Syria), in Syria;

•	Syriatel Mobile Telecom S.A., in Syria; and

•	ZAIN SD (Sudanese Mobile Telephone co Ltd), in Sudan.

According to publicly available information, Empresa de Telecomunicaciones de Cuba S.A. is majority owned by the government of Cuba.

Roaming agreements

We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside the regions where we provide cellular service (our “Regions”).  Automatic roaming permits our clients to use their mobile telephones on the networks of other cellular service providers while traveling or “roaming” in areas or countries outside our Regions.  Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting our Regions.  The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges.

Like all major mobile networks, in response to competition and customers’ demands, we have entered into roaming agreements with many foreign mobile networks, so as to allow our customers to make and receive calls abroad.

Roaming agreements, including those relating to the Designated Countries, are on standard terms and conditions. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are generally reciprocal.  Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile handset using such operator’s network.  Likewise, when a customer of such Foreign Network is in Brazil, such customer may make and receive calls using our networks or the networks of other mobile operators in Brazil if this Foreign Network has an international roaming agreement with us or other Brazilian operators.

The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement.  We then bill our end customers according to the specific tariff plan of the subscription they have signed with us.  Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific rate plan for their customers. Roaming contracts do not generally contemplate other fees or disbursements.

Revenues from traffic to and from the Designated Countries

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through our network, we receive a fee from the incoming network. Likewise, when traffic originating from our network is placed to or transported through another network, we owe a fee to such network.

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•
In 2013, our total traffic revenues from roaming agreements with networks of the Designated Countries were approximately 52.6 thousand Reais (47.6 thousand Reais in 2012 and 44.7 thousand Reais in 2011), and in the first half of 2014, were 37.3 thousand Reais.

•
In 2013, our total charges from roaming agreements with networks of the Designated Countries were approximately 806.4 thousand Reais (755.1 thousand Reais in 2012 and 417.8 thousand Reais in 2011), and in the first half of 2014, were 938.8 thousand Reais.

•
As of December 31, 2013, our total receivables from roaming agreements with networks of the Designated Countries were approximately 6.5 thousand Reais (9.0 thousand Reais as of December 31, 2012 and 17.0 thousand Reais as of December 31, 2011), and as of June 30, 2014, were 1.3 thousand Reais.

•
As of December 31, 2013, our total payables from roaming agreements with networks of the Designated Countries were approximately 7.6 thousand Reais (20.3 thousand Reais as of December 31, 2012 and 8.5 thousand Reais as of December 31, 2011), and as of June 30, 2014, were 3.7 thousand Reais.

Such amounts of revenues, charges, receivables and payables are de minimis with respect to our consolidated revenues, operating expenses, receivables and payables, respectively.

We expect to continue the activities described above.

2.
Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

As to materiality in quantitative terms, please see revenues, expenses, receivables and payables expressed in Real amounts relating to the contracts described in the answer to comment 1. We believe that, insofar as quantitative matters are concerned, our activities in the Designated Countries should not constitute a material investment risk for our security holders.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism. We are also aware of certain policies and divestment initiatives by municipal governments and universities regarding investments relating to countries identified as state sponsors of terrorism. However, we believe that our normal course of business activities in the Designated Countries is not material. With specific reference to our core business, our current activities relating to the Designated Countries indeed fall within the scope of the normal course of business of a telecommunication operator, which legitimately receives revenues from, and makes payments

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to, other network operators from mobile telecommunications traffic with countries throughout the world, including the Designated Countries. Given the nature of these activities, and the quantitative non-materiality of the same with respect to our consolidated figures for 2011 through June 2014, we continue to believe that, in qualitative terms, such activities with the Designated Countries would not be material to a reasonable investor in making an investment decision regarding our shares.

Item 5. Operating and Financial Review and Prospects

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, pages 79-82

3.
We note on page 16 that your “significant market power” classification by Anatel in November 2012 may adversely impact your future results of operations. Please discuss the impact on such classification on your 2013 results of operations including revenues as compared to 2012.

We acknowledge the Staff’s comment and respectfully advise the Staff that, despite our classification by Anatel as having significant market power, historically this classification has not resulted in a material impact on our results of operations.  While we highlight this as a potential risk to us due to its potential impact on our future operations, it has not had a meaningful impact on our historical results of operations.  The primary impact of our classification as belonging to a group with significant market power is on the interconnection rates we can charge to other telecommunication service providers that are not classified as having significant market power.  However, because the significant majority of our interconnection charges are to the other leading telecommunications operators in Brazil, which are also classified as having significant market power, we are able to charge higher interconnection rates to these providers and as a consequence the impact of our classification as having significant market power has not been meaningful. Revenues derived from interconnection charges to service providers that were not classified as having significant market power represented less than 0.5% of total revenues from interconnection charges in each of 2013 and 2012 and we believe a discussion of the historical impact of this classification on our results of operations would not be meaningful to investors.

Financial Statements

Note 40. Financial statements and risk management, page F-77

4.	We note your response to comment 1 in your letter dated July 12, 2013. Please tell us why the disclosures you proposed to provide in future filings were not included here.

We acknowledge the Staff’s comment and direct the Staff’s attention to the section in our Form 20-F under the caption “Brazilian Economic Environment” on pages 7-9, particularly paragraphs 12 and 13, which includes the disclosure we agreed in our letter dated July 12, 2013 to include in future filings. This section discusses the possible impacts of inflation for current and future operations.  Because of the immaterial effect of inflation on our results, we determined that this location for the disclosure was more appropriate than the MD&A.

Regarding inclusion of a sensitivity analysis for inflation risk in our financial statements, we concluded that such analysis was not required under IFRS for the reported periods because the effect of reasonably possible increases or decreases in inflation would not be material.

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Leverage, page F-84

5.
We note your response to comment 3 in your letter dated July 12, 2013. Please tell us why the discussion you proposed to provide in future filings was not included in your discussion of liquidity and capital resources on pages 90 through 94.

We acknowledge the Staff’s comment and respectfully advise the Staff that we included a reconciliation of our net income to EBITDA on page F-84 of our Form 20-F, as well as an explanation of the calculation of our financial leverage index.  We acknowledge that we did not include the proposed disclosure to (i) explain why the financial leverage index will enhance an investor’s understanding of our financial condition and/or cash flows; (ii) identify those factors which should be considered by investors in evaluating the financial leverage index and discuss how you interpret the trends depicted by it; or (iii) alert investors that the financial leverage index may not be comparable to similarly titled measures presented by other companies and could be misleading unless all companies and analysts calculate them in the same manner. In future filings we will include in the liquidity portion of our MD&A the disclosure proposed in our letter dated July 12, 2013.

**************

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Drew Glover of Davis Polk & Wardwell at +55-11-4871-8413, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Rodrigo Abreu
Rodrigo Abreu
Chief Executive Officer
TIM Participações S.A.

cc:	Drew Glover (Davis Polk & Wardwell LLP)

Via EDGAR